UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))

EMERSUB CXV, INC.
a wholly owned subsidiary of

EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))

EMR HOLDINGS, INC.
EMR WORLDWIDE INC.
EMR US HOLDINGS LLC
(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29109X106
(Cusip Number of Class of Securities)

Michael Tang
Senior Vice President, Secretary & Chief Legal Officer
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Phillip R. Mills
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Emerson Electric Co., a Missouri corporation (“Parent”), EMR Holdings, Inc., a Delaware corporation, EMR Worldwide Inc., a Delaware corporation, and EMR US Holdings LLC, a Delaware limited liability company, on February 10, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in the section entitled “Summary Term Sheet – How Long Do I Have to Decide Whether to Tender in the Offer” on page 3 of the Offer to Purchase is amended and restated as follows:

“You will have until 11:59 p.m. Eastern Time on March 10, 2025 to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure which is described in Section 13—“Procedures for Tendering Shares.” See also Section 11—‘Terms of the Offer.’”

The information set forth in the section entitled “1. Background of the Offer; Contacts with AspenTech” beginning on page 11 of the Offer to Purchase is amended and supplemented by revising certain portions as follows (additions are underlined):

“On May 9, 2024, in a call between Mr. Karsanbhai and the Chair of the AspenTech Board at that time (the “Chair”), Mr. Karsanbhai asked the Chair to resign from the AspenTech Board citing various differences of opinion with respect to the Chair’s leadership of the AspenTech Board and Mr. Karsanbhai’s belief that the Chair’s working relationship with Mr. Pietri was not adequately supporting management in achieving AspenTech’s performance targets under its long-range plan. Concerns Mr. Karsanbhai raised with the Chair’s leadership were (i) undertaking a CEO search process and proposing a new CEO for AspenTech despite Parent having communicated its commitment to Mr. Pietri continuing as CEO; (ii) proposing an alternative candidate for Chief Financial Officer of AspenTech despite Parent having communicated its preference for Mr. Baker to assume that role given his extensive track record with consistent operational execution as part of the Parent management system; and (iii) the decision to initiate evaluating AspenTech’s strategic alternatives, including engaging an external advisor at that time to advise the independent directors of AspenTech on such alternatives, and continuing such work after Mr. Karsanbhai had made clear that Parent had no intention of entertaining an acquisition of the remaining Shares by Parent in the current fiscal year, all of which Mr. Karsanbhai believed was disrupting the AspenTech Board from focusing on the primary imperative of getting AspenTech to meet its targets under the long-range plan put in place in connection with the Prior Transaction. Parent had not determined whether or if to take any specific course of action with respect to the Chair if she declined Mr. Karsanbhai’s request that she resign. Parent was informed that AspenTech subsequently received notification from the Chair of her resignation as a member of the AspenTech Board and her position on all committees of the AspenTech Board. AspenTech issued a press release on May 14, 2024 announcing that Robert J. Whelan, Jr., a member of the board of directors of AspenTech (and its predecessor company) since 2011 and a former chair of that board from 2013 to 2021, had been appointed Chair of the AspenTech Board.”

The information set forth in the section entitled “2. Position of Parent Regarding the Fairness of the Transaction” on page 18 of the Offer to Purchase is amended and supplemented by revising certain portions as follows (deletions are struck through and additions are underlined):

“2. Position of Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC Regarding the Fairness of the Transaction

The rules of the SEC require Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC to express ~~its~~ their belief to security holders of AspenTech who are unaffiliated with AspenTech as to the fairness of the Transaction. We believe that the Transactions, including the Offer and the Merger, and the Offer Price to be received by security holders of AspenTech who are unaffiliated with AspenTech pursuant to the Offer and the Merger, are fair to such security holders.

Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC believe~~s~~ that the price to be paid in the Offer is fair to security holders of AspenTech who are unaffiliated with AspenTech. Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC base~~s its~~ their belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the Transactions:

[…]

In addition, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC believe~~s~~ that the Offer is procedurally fair to security holders of AspenTech who are unaffiliated with AspenTech, based on the following factors:

[…]

Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC also considered the following factors, each of which Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC considered negative in ~~its~~ their considerations concerning the fairness of the terms of the Transactions:

[…]

Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not find it practicable to assign, nor did ~~it~~ they assign, relative weights to the individual factors considered in reaching ~~its~~ their conclusion as to fairness. Parent’s co-financial advisors, Goldman Sachs & Co. LLC and Centerview Partners LLC, were not asked to and have not delivered a fairness opinion to the board of directors of Parent or to any other affiliate of Parent in connection with the Offer.

In reaching ~~its~~ their conclusion as to fairness, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not consider the liquidation value or net book value of AspenTech. The liquidation value was not considered because AspenTech is a viable going concern and Parent has no plans to liquidate AspenTech. Therefore, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC believe~~s~~ that the liquidation value of AspenTech is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not consider net book value, which is an accounting concept, as a factor because ~~it~~ they believe~~s~~ that net book value is not a material indicator of the value of AspenTech as a going concern but rather is indicative of historical costs. Except as otherwise disclosed in this Offer to Purchase, Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC ~~is~~ are not aware of any firm offers made by a third party to acquire AspenTech during the past two years and in any event ~~has~~ have no intention of selling the Shares ~~it~~ they own~~s~~. Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC did not consider third-party offers in reaching ~~its~~ their conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC is not intended to be exhaustive, but includes the factors considered by Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC that ~~it~~ they believe~~s~~ to be material. Parent, Purchaser, EMR Holdings, Inc., EMR Worldwide Inc. and EMR US Holdings LLC’s view as to the fairness of the transaction to stockholders of AspenTech that are unaffiliated with Parent should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.”

The information set forth in the section entitled “20. Summary of the Merger Agreement” beginning on page 47 of the Offer to Purchase is amended and supplemented by replacing the last two sentences of the second paragraph with the following:

“Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the entirety of the factual disclosure about AspenTech and Parent in their respective public reports filed with the SEC as well as the other information regarding the Offer, the Merger, AspenTech, Parent, Purchaser and their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits and the Schedule 14D-9.”

The information set forth in the section entitled “21. Source and Amount of Funds” on page 62 of the Offer to Purchase is amended and supplemented by adding the following:

“Debt Financing

The financing of the funds to pay for Shares accepted for the payment in the Offer and the consideration in connection with the Merger is expected to come in part from issuances under Parent’s existing U.S. dollar commercial paper program, which is expected to be expanded from approximately $4 billion to approximately $7 billion. The placement agent for the commercial paper program is JPMorgan Securities LLC. Under the program, Parent may issue unsecured commercial paper notes, ranking pari passu with Parent’s other unsubordinated and unsecured indebtedness with maturities not exceeding twelve months from the date of issuance. The commercial paper will be issued at par less a discount representing an interest factor or, if interest bearing, at par.

On February 11, 2025, Parent entered into a $3 billion 364-Day Credit Agreement (the “364-Day Back-Up Credit Facility”), dated as of February 11, 2025, with JPMorgan Chase Bank, N.A., as agent, Bank of America, N.A. and Goldman Sachs Bank USA, as syndication agents, and the lenders named therein. The 364-Day Back-Up Credit Facility expires on February 10, 2026.  There are no outstanding loans or letters of credit under the 364-Day Back-Up Credit Facility. The 364-Day Back-Up Credit Facility supports general corporate purposes, including, without limitation, as a liquidity back-up for Parent’s commercial paper borrowings, which is expected to be expanded.

The 364-Day Back-Up Credit Facility is unsecured and may be accessed under a floating rate of interest based on SOFR plus a margin and includes a base rate option. Parent may from time to time designate any of its eligible subsidiaries as subsidiary borrowers under the 364-Day Back-Up Credit Facility. Parent has unconditionally and irrevocably guaranteed the obligations of each of its subsidiaries in the event a subsidiary is named a borrower under the 364-Day Back-Up Credit Facility. Loans are denominated in U.S. dollars. Parent must pay facility fees on the aggregate amounts available under the 364-Day Back-Up Credit Facility, as specified in the credit agreement. The 364-Day Back-Up Credit Facility contains customary representations, warranties, covenants and events of default.

The foregoing summary of the 364-Day Back-Up Credit Facility is not complete and is qualified in its entirety by reference to the actual credit agreement, which is attached as Exhibit (d)(x) to the Schedule TO and is incorporated herein by reference.

To the extent any borrowings are incurred under the 364-Day Back-Up Facility, Parent will repay such borrowings as promptly as practicable.”

The information set forth in the section entitled “24. Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer” beginning on page 70 of the Offer to Purchase is amended and restated as follows:

“As of February 21, 2025, three complaints have been filed in state court relating to the Merger.

On February 18, 2025, a purported stockholder of AspenTech filed a lawsuit in the Middlesex County Superior Court in Massachusetts against AspenTech, its directors, Parent and Purchaser, captioned Melissa Latham v. Patrick Antkowiak, et al., No. 2581CV00405 (the “Latham Complaint”). On February 19, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned William Johnson v. Aspen Technology, Inc., et al., No. 650963/2025 (the “Johnson Complaint”). On February 20, 2025, a purported stockholder of AspenTech filed a lawsuit in the Supreme Court of the State of New York against AspenTech and its directors, captioned Michael Kent v. Aspen Technology, Inc., et al., No. 650988/2025 (the “Kent Complaint”).

The Latham Complaint alleges, among other things, (i) that the Transactions are unfair to the plaintiff and other AspenTech investors; (ii) that AspenTech’s directors were motivated by self-interest to cause AspenTech to be sold for inadequate consideration and pursuant to an unfair process; (iii) that AspenTech’s financial advisors were conflicted; and (iv) that the Schedule 14D-9 and the Offer to Purchase issued in connection with the Merger misrepresent and/or omit material facts. The Latham Complaint asserts claims against all defendants for (i) negligent misrepresentation and non-disclosure under Massachusetts common law and (ii) negligence in violation of Massachusetts common law.

The Latham Complaint seeks, among other things, (i) a declaration that the defendants negligently misrepresented and omitted and/or concealed material facts in the Schedule 14D-9 and the Offer to Purchase in violation of Massachusetts common law; (ii) a declaration that the defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate truthfully and completely in the Schedule 14D-9 and the Offer to Purchase that the defendants distributed to the plaintiff in connection with soliciting and recommending that plaintiff tender his shares; (iii) enjoinment of the consummation of the Offer and, if it is consummated, rescission of the Offer; and (iv) an award of interest, attorney’s fees, expert fees and other costs in an amount to be determined.

The Johnson Complaint and the Kent Complaint allege, among other things, that the defendants filed a materially incomplete and misleading recommendation statement on the Schedule 14D-9. The Johnson Complaint and the Kent Complaint assert claims against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law and (ii) negligence in violation of New York common law.

The Johnson Complaint and the Kent Complaint seek, among other things, (i) enjoinment of the defendants, and all those acting in concert with the defendants, from consummating the Transactions until such time, as any, that the directors of AspenTech have exercised reasonable care and competence and have undertaken all appropriate and available methods to communicate truthfully and completely in the Schedule 14D-9, disclosing the material information which the plaintiff alleges has been omitted from the Schedule 14D-9; (ii) in the event the Transactions are consummated, rescinding it or awarding actual and punitive damages to plaintiff; and (iii) awarding plaintiff fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses.

Parent and Purchaser believe the claims asserted in the complaints are without merit.

Additional lawsuits may be filed against AspenTech, the AspenTech Board, Parent and/or Purchaser in connection with the Transactions, the Schedule 14D-9 and the Offer to Purchase. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.

As of the date of this Offer to Purchase, AspenTech has received demand letters from five purported stockholders relating to books and records requests pursuant to DGCL Section 220 and demand letters from seven purported stockholders related to alleged disclosure deficiencies in the Schedule 14D-9. No assurances can be made as to the outcome of such demands or other actions.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(d)(x)
364-Day Credit Agreement, dated as of February 11, 2025, by and among Emerson Electric Co., the subsidiary borrowers from time to time party thereto, JPMorgan Chase Bank, N.A., as agent, Bank of America, N.A. and Goldman Sachs Bank USA, as syndication agents, and the lenders named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on February 14, 2025).

Item 12 of the Schedule TO is hereby further amended by replacing the second footnote to Exhibit (d)(viii) thereto as follows:

“† Certain schedules and exhibits have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. Parent agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2025

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	President and Secretary

EMR US HOLDINGS LLC

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Authorized Signatory

EMERSUB CXV, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary